Exhibit 99.1

Liminal BioSciences Reports First Quarter Financial Results 2023

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GPR84 antagonist program and OXER1 antagonist program on track to meet previously stated milestones in 2023

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Closed March 31, 2023 with just over CAD26.9 million cash on hand, expecting to provide cash runway into early 2024

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Net loss from continuing operations of CAD 7.4 million during the quarter ended March 31, 2023 compared to CAD 11.1 million during the first quarter of 2022

LAVAL, CANADA, and CAMBRIDGE, ENGLAND – May 9, 2023 – Liminal BioSciences Inc. (Nasdaq: LMNL) (“Liminal BioSciences” or the “Company”), a development-stage biopharmaceutical company focused on discovering and developing distinctive novel small molecule therapeutics for metabolic, inflammatory, and fibrotic diseases, today reported its financial results for the first quarter ended March 31, 2023.

“We remain focused on completing CTA-enabling work for our GPR84 antagonist program and progressing LMNL6511 towards initiating a Phase 1 clinical trial during the second half of 2023, with the goal of identifying an early indicator of biological activity by the end of the clinical trial,” stated Bruce Pritchard, Chief Executive Officer of Liminal BioSciences. “We are also working towards analysing the data necessary to select a lead candidate for our OXER1 antagonist development program in the first half of 2023.”

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First Quarter Ended March 31st 2023 Financial Results

All figures presented in this section are in Canadian dollars.

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Cash and cash equivalents were $26.9 million at March 31, 2023 while our working capital, i.e., the current assets net of current liabilities, was $25.0 million.
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Research and development expenses were $4.2 million during the first quarter of 2023 compared to $4.4 million for the first quarter of 2022. The decrease of $0.2 million in R&D expenses during the quarter ended March 31, 2023 compared to the corresponding period in 2022 was mainly attributable to a $0.4 million decrease in upfront payments relating to a royalty stream agreement, $0.4 million decrease in personnel costs, a $0.2 million decrease in professional fees, and a $0.2 million decrease in clinical trial expenses, offset by a $1.0 million increase in preclinical studies expense associated with the advancement of our GPR84 and OXER1 antagonist programs.
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Administration expenses were $3.6 million for the first quarter of 2023 compared to $4.7 million for the first quarter of 2022. The decrease of $1.1 million in administration expenses during the quarter ended March 31, 2023 compared to the corresponding period in 2022 was mainly attributable to a decrease of $0.7 million in personnel costs reflecting a decrease in our workforce and a decrease of $0.5 million in reduced directors’ and officers’ insurance premiums.
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Net loss from continuing operations, net of taxes was $7.6 million for the first quarter of 2023 compared to $11.2 million for the first quarter of 2022. This decrease of $3.6 million was mainly due to reductions in finance costs of $1.6 million, a decrease in administration expenses of $1.1 million and further reductions in R&D expenses of $0.2 million as we continue to streamline the business and improve operating efficiencies.

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Total income from discontinued operations Total income from discontinued operations increased by $0.1 million during the quarter ended March 31, 2023 compared to the corresponding period in 2022. This increase was mainly attributable to an indemnification adjustment expense of $0.6 million recorded against the loss on sale of discontinued operations during the first quarter of 2022 in regards a research and development tax credit claim for a former subsidiary. This increase was partially offset by a decrease in the net income from discontinued operations of $0.1 million reflecting changes in the underlying assumptions used to value the provision pertaining to a Contract Development Manufacturing Organization.
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Net Loss was $7.4 million for the first quarter of 2023 compared to income of $11.2 million for the first quarter of 2022.

About Liminal BioSciences Inc.

Liminal BioSciences is a development-stage biopharmaceutical company focused on discovering and developing novel and distinctive small molecule therapeutics that modulate G protein-coupled receptor pathways (GPCRs). The Company is designing proprietary novel small molecule therapeutic candidates with the intent of developing best/first in class therapeutics for the treatment of metabolic, inflammatory and fibrotic diseases with significant unmet medical needs, using its integrated drug discovery platform, medicinal chemistry expertise and deep understanding of GPCR biology. The Company’s pipeline is currently made up of three programs. The candidate selected for clinical development, LMNL6511, a selective antagonist for the GPR84 receptor, is expected to commence a Phase 1 clinical trial in the second half of 2023. The Company is also developing potential OXER1 antagonists, and GPR40 agonists, both of which are at the preclinical stage. In addition to these programs, the Company continues to explore other development opportunities to add to its pipeline.

Liminal BioSciences has active business operations in Canada and the United Kingdom.

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. These statements include those related to Liminal BioSciences’ objectives, strategies and businesses that involve risks and uncertainties. Forward‐looking information includes statements concerning, among other things: advancement of Liminal Biosciences’ candidates or development programs, including the timing and outcome of the potential development of the Company’s R&D programs such as the development of LMNL6511 and our GPR40 agonist and OXER1 antagonist discovery programs; the timing of initiation or nature of preclinical and clinical trials, including the expected commencement of a Phase 1 clinical trial of LMNL6511 in the second half of 2023; the contemplated potential therapeutic areas, including Eosinophilic mediated diseases and T2D; the potential for our development programs to address significant unmet medical needs; our ability to add new development opportunities to our pipeline; our ability to continue to comply with Nasdaq Listing Rule 5450(a)(1) to remain listed on the Nasdaq Capital Market; our expected cash runway and our ability to actively seek and close on opportunities to monetize non-core assets or commercial opportunities related to our assets. These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate.

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Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: the Company’s ability to develop, manufacture, and successfully commercialize product candidates, if ever; the impact of the COVID-19 pandemic and other geopolitical tensions on the Company’s workforce, business operations, clinical development, regulatory activities and financial and other corporate impacts; the availability of funds and resources to pursue R&D projects, clinical development, manufacturing operations or commercialization opportunities; the successful and timely initiation or completion of preclinical and clinical trials; the ability to take advantage of financing opportunities or business opportunities in the pharmaceutical industry, uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; our ability to comply with Nasdaq listing rules and remain listed on the Nasdaq Capital Market and general changes in economic conditions, including as a result of increased inflation, bank failures and rising interest rates. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings and reports the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Administrators, including in the Annual Report on Form 20-F for the year ended December 31, 2022, as well as other filings and reports Liminal Biosciences’ may make from time to time. As a result, we cannot guarantee that any given forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. We assume no obligation to update any forward-looking statement contained in this press release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

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For further information please contact:

Corporate Contact

Shrinal Inamdar

Associate Director, Investor Relations and Communications

s.inamdar@liminalbiosciences.com

+1 450.781.0115

Media Contact

Kaitlin Gallagher

kgallagher@berrypr.com

+1 212.253.8881

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